Exhibit (a)(5)(I)

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

JOHN SOLAK, Individually and On Behalf	)
of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
MAXWELL TECHNOLOGIES, INC.,	)	CLASS ACTION
RICHARD BERGMAN, STEVE	)
BILODEAU, JÖRG BUCHHEIM, FRANZ J.	)
FINK, BURKHARD GOESCHEL, ILYA	)
GOLUBOVICH, JOHN MUTCH, TESLA,	)
INC., and CAMBRIA ACQUISITION	)
CORP.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff John Solak (“Plaintiff”), by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of Maxwell Technologies, Inc. (“Maxwell” or the “Company”) alleging violations of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and for breaches of fiduciary duty.

2. The action arises out of a proposed tender offer, which was announced on February 4, 2019, pursuant to which Maxwell will be acquired by Tesla, Inc. (“Parent”) and Cambria Acquisition Corporation (“Merger Sub,” and together with Parent, “Tesla”) in a deal valued at approximately $218 million (the “Proposed Transaction”). The tender offer is set to expire on March 19, 2019 at 11:59pm and in a stock for stock exchange.

3. The terms of the Proposed Transaction were disclosed to stockholders in a February 4, 2019, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”).

4. The Merger Agreement provides that Maxwell will become an indirect wholly-owned subsidiary of Tesla, and Maxwell stockholders will receive shares of Tesla common stock valued at approximately $4.50 for each share of Maxwell common stock they own. The Merger Agreement further provides that the exact valuation will be based upon the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla common stock for the five consecutive trading days preceding the expiration of the tender offer period, rounded to four decimal places.

5. As required under the securities laws, on February 20, 2019, Maxwell filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the SEC in support of the Proposed Transaction, which included certain financial information concerning the Company and the process leading up to the Proposed Transaction.

6. On the same day, Tesla filed a Registration Statement on Schedule S-4 (the “S-4,” together with the “14D-9” the “Proxy Materials”) with the SEC in support of the Proposed Transaction.

7. The Proposed Transaction is unfair to Maxwell shareholders for myriad reasons. First, the 14D-9 details how the “sales process” was done hastily, and that the Board was focused on selling the Company only to Tesla.

8. Second, traditional fiduciary measures – such as a special committee and market checks – were undertaken only after Tesla had made several bids and went so far as to threaten to end its customer relationship with Maxwell should the Company not accept its offer to purchase it on Tesla’s terms.

9. Third, it appears that the Proposed Transaction was structured to benefit the Board and senior management by allowing them to receive significant and immediate benefits. Certain Directors and other insiders will be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the Proposed Transaction.

10. Finally, Defendants caused to be filed the materially deficient Proxy Materials on February 20, 2019 with the SEC in an effort to solicit stockholders to tender their Maxwell shares in favor of the Proposed Transaction.

11. As detailed below, the Proxy Materials omit and/or misrepresent material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Maxwell and Tesla, provided by Maxwell and Tesla to the Company’s financial advisor, Barclays Capital, Inc. (“Barclays”) for use in its financial analyses; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by Barclays.

12. In approving the Proposed Transaction, the Individual Defendants (defined below) have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell Maxwell without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Tesla without regard for Maxwell public stockholders. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Maxwell stockholders.

13. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from violation of the federal securities laws by Defendants.

JURISDICTION AND VENUE

14. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9.

15. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

16. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

17. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Maxwell common stock.

18. Defendant Maxwell is a Delaware corporation and maintains its principal executive offices at 3888 Calle Fortunada, San Diego, California 92123. Maxwell’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “MXWL.” Maxwell is a party to the Merger Agreement.

19. Defendant Richard Bergman a director of the Company.

20. Defendant Steve Bilodeau is Chairman of the Board of the Company.

21. Defendant Jörg Buchheim is a director of the Company.

22. Defendant Franz J. Fink is a director of the Company and also serves as the President and Chief Executive Officer of the Company.

23. Defendant Burkhard Goeschel is a director of the Company.

24. Defendant Ilya Golubovich is a director of the Company.

25. Defendant John Mutch is a director of the Company.

26. The defendants identified in paragraphs 19 through 25 are collectively referred to herein as the “Individual Defendants” or the “Board.”

27. Defendant Parent is a Delaware corporation and a party to the Merger Agreement. Parent designs, develops, manufactures, and sells electric vehicles, and energy generation and storage systems in the United States, China, Norway, and internationally. Parent’s common stock is traded on the NasdaqGS under the ticker symbol “TSLA.”

28. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Maxwell (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

30. This action is properly maintainable as a class action.

31. The Class is so numerous that joinder of all members is impracticable. As of January 31, 2019, there were approximately 46,008,549 shares of Maxwell common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

32. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm Plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

33. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

35. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

36. Maxwell is a global leader in the development and manufacture of innovative, cost-effective energy and power delivery solutions.

37. The Company has developed and transformed its patented, proprietary, and fundamental dry electrode manufacturing technology that it has historically used to make ultracapacitors to create a breakthrough technology that can be applied to the manufacturing of batteries.

38. Maxwell’s ultracapacitor products provide safe and reliable power solutions for applications in consumer and industrial electronics, transportation, renewable energy, and information technology.

The Company is Poised for Growth

39. The Company’s most recent financial performance press release before the announcement of the Proposed Transaction indicated sustained and solid financial performance. For example, in a November 6, 2018 press release announcing its 2018 Q3 financial results, the Company highlighted an increase in total revenue from $29.5 million to $33.7 million year-on-year.

40. CEO Defendant Fink noted on the Company’s positive financial results as follows: “In Q3, we experienced sequential revenue growth driven by energy storage product sales in the wind and non-China bus markets, enhanced our position in the grid market with a new partnership, and our overall pipeline continues to grow.”

41. Defendant Fink went on to comment on a strong future outlook for Maxwell, noting, “Overall, momentum is building and we believe we are well positioned in large, global markets that are growing and have a need for our technology solutions.”

42. It was recently reported in a Seeking Alpha article dated February 5, 2019 1 that the Company is on the cutting edge of new technology – technology especially attractive to Tesla. Specifically, the Company reportedly it is able to deliver e-active suspensions – unique suspension system coveted in the industry. The following was stated on the Nov. 6 earnings call associated with the earnings release concerning the suspension system:

[1]	See https://seekingalpha.com/article/4238408-closer-look-tesla-maxwell-technologies-deal.

We continue to see increasing interest in Maxwell’s range of automotive solutions primarily in peak power, autonomous driving and E-active suspension applications. Each of these are large market opportunity for us, and with the technology and solutions we are developing, we believe we have a strong offering and competitive advantage.2

43. The Company is also making important advancements in dry battery technology, which would allow Tesla to manufacture batteries in a more environmental-friendly way with increased energy density, according to the Seeking Alpha story. As stated during the earnings call:

Concurrently we are activity pursuing additional avenues to enhance our balance sheet and our cash position, including a specific focus on non-dilutive measures. Despite some of the near-term headwinds we are facing, we do have significant momentum behind us. Our technology is evolving rapidly. We are in advanced discussions with some major OEM players for our dry battery electrode technology and our pipeline across all segments is expanding. Our long-term position in my opinion is stronger than it was a year ago or even last quarter.

44. The Company also has a relatively sizeable cash position that Tesla will receive in exchange for equity. As Seeking Alpha points out, “[t]he economic reality here is that the purchase price of $218 million is only $149 million. Even better the price is paid with its rich equity while it receives actual hard U.S. dollars.”

45. Despite this positive trajectory, on February 3, 2019, Maxwell’s Board caused the Company to enter into the Merger Agreement with Tesla.

[2]	See https://seekingalpha.com/article/4219121-maxwells-mxwl-ceo-dr-franz-fink-q3-2018-results-earnings-call-transcript?part=single.

The Flawed Sales Process

46. Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to acquire each issued and outstanding share of Maxwell common stock. Each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Tender Offer.

47. According to the press release announcing the Proposed Transaction:

Maxwell Technologies, Inc. (Nasdaq: MXWL or the “Company” or “Maxwell”), a leading developer and manufacturer of energy solutions, today announced it has entered into a definitive agreement (the “Merger Agreement”) to be acquired by Tesla, Inc. (Nasdaq: TSLA or “Tesla”). Tesla will commence an all stock exchange offer for all the issued and outstanding shares of the Company (the “Offer”), after which the Company will be merged with a Tesla subsidiary and become a wholly owned subsidiary of Tesla.

The Offer will value each share of Maxwell common stock at $4.75 per share. Pursuant to the Offer, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Offer, and which is subject to a floor that has been set at 80% of a volume weighted average price of Tesla common stock calculated prior to signing.

The closing of the transaction is subject to the successful tender and exchange of shares, certain regulatory approvals and customary closing conditions. These terms, along with additional terms and conditions of the transaction, can be found in the Company’s Form 8-K filed on February 4, 2019 with the Securities and Exchange Commission and in the Merger Agreement, which is filed as an exhibit to the Company’s Form 8-K.

While there can be no assurances on the closing date, the Company anticipates that the merger will be consummated in the second quarter of 2019, or shortly thereafter, should all conditions be met and subject to the timing of the aforementioned approvals.

The Merger Agreement and the consummation of the Offer, merger and other transactions contemplated in the Merger Agreement have been unanimously approved by Maxwell’s board of directors, all of whom recommend to the Company’s stockholders that they accept the Offer and tender their Maxwell shares pursuant to the Offer. The directors and certain officers of Maxwell and I2BF Energy Limited have agreed to tender all of their Maxwell shares in the Offer, which in the aggregate represent approximately 7.56% of the outstanding shares of Maxwell common stock.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

48. Defendants filed a Solicitation Statement with the SEC in connection with the Proposed Transaction.

49. As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

50. The Solicitation Statement omits material information regarding the Company’s and Tesla’s financial projections, and the analyses performed by Barclays, the Company’s financial advisor in connection with the Proposed Transaction.

51. With respect to the Company’s financial projections, the Solicitation Statement fails to disclose, for each set of projections: (i) all line items used to calculate EBIT and Adjusted EBITDA; (ii) potential revenue based on a potential commercial arrangement with Tesla; (iii) forecasted amounts for potential alternative automotive manufacturers; and (iv) a reconciliation of all non-GAAP to GAAP metrics.

52. The Solicitation Statement fails to disclose Tesla’s financial projections.

53. With respect Barclays’ Selected Comparable Company Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Barclays in the analysis.

54. With respect to Barclays’ Selected Precedent Transaction Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Barclays in the analysis.

55. With respect to Barclays’ Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) Maxwell’s projected after-tax unlevered free cash flows that were used by Barclays in the analysis; (ii) the terminal value of Maxwell; (iii) the individual inputs and assumptions underlying the range of discount rates of 14.0% to 18.0% and the range of perpetuity growth rates of 3% to 5%; (iv) estimated net debt; and (v) the fully diluted number of shares of Maxwell.

56. With respect to Barclays’ Transaction Premium Analysis, the Solicitation Statement fails to disclose: (i) the transactions observed by Barclays in the analysis; and (ii) the premiums paid in the transactions.

57. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

58. The Solicitation Statement also omits material information regarding potential conflicts of interest of Barclays.

59. The Solicitation Statement fails to disclose the amount of compensation Barclays received for the past services that it provided to the parties to the Merger Agreement and their affiliates.

60. The Solicitation Statement fails to disclose the anticipated fees that Barclays will receive for its current engagement to advise the Company “on certain corporate defensive advisory matters should they arise.”

61. The Solicitation Statement fails to disclose the anticipated fees that Barclays’ affiliate will receive for acting as a lender under Parent’s $1.2 billion revolving credit facility that expires in June 2020, as well as for acting as a lender in connection with two other facilities with different entities affiliated with Parent, both of which expire in August 2019.

62. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

63. Additionally, the Solicitation Statement fails to disclose whether the Company entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions that are or were preventing the counterparties from submitting superior offers to acquire the Company.

64. Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so.

65. The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

66. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the Exchange Act Against Defendants)

67. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

68. Section 14(e) of the Exchange Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

69. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the Exchange Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

70. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

71. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

72. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

73. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

74. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

75. By reason of the foregoing, defendants violated Section 14(e) of the Exchange Act.

76. Because of the false and misleading statements in the Solicitation Statement, Plaintiff and the Class are threatened with irreparable harm.

77. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the Exchange Act Against Defendants)

78. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

79. Section 14(d)(4) of the Exchange Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

80. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

81. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

82. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

83. The omissions in the Solicitation Statement are material to Plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

84. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the Exchange Act

Against the Individual Defendants and Tesla)

85. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

86. The Individual Defendants and Tesla acted as controlling persons of Maxwell within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of Maxwell and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are false and misleading.

87. Each of the Individual Defendants and Tesla was provided with or had unlimited access to copies of the Solicitation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

88. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

89. Tesla also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

90. By virtue of the foregoing, the Individual Defendants and Tesla violated Section 20(a) of the Exchange Act.

91. As set forth above, the Individual Defendants and Tesla had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the Exchange Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act.

92. As a direct and proximate result of defendants’ conduct, Plaintiff and the Class are threatened with irreparable harm.

93. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: March 4, 2019		RIGRODSKY & LONG, P.A.

OF COUNSEL:	By:	/s/ Gina M. Serra
Brian D. Long (#4347)
Gina M. Serra (#5387)
HACH ROSE SCHIRRIPA		300 Delaware Avenue, Suite 1220
CHEVERIE LLP		Wilmington, DE 19801
Frank R. Schirripa		Telephone: (302) 295-5310
Gregory Mark Nespole		Facsimile: (302) 654-7530
112 Madison Avenue		Email: bdl@rl-legal.com
New York, Ny 10016		Email: gms@rl-legal.com
(212) 213-8311		Attorneys for Plaintiff

PLAINTIFF’S CERTIFICATION

John Solak (“Plaintiff”) declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized the commencement of an action on Plaintiff’s behalf.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff’s counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff’s transactions in MAXWELL TECHNOLOGIES, INC., securities during the Class Period specified in the Complaint are as follows:

Date	# of Shares Purchased	# of Shares Sold	Price
1/16/19	50	0	$2.85

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws. [Or, Plaintiff has served as a class representative in the action(s) listed below:]

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 1st day of March, 2019.

/s/ John Solak
John Solak